Exhibit 99.1

                                 WRITTEN CONSENT
                                       OF
                               BOARD OF DIRECTORS
                                       OF
                            CHINA TICKET CENTER, INC.

The undersigned, being a majority of the Directors of China Ticket Center, Inc., a Nevada corporation ("Corporation"), do by their written consents hereto take the following corporate action, in lieu of special meeting of the Corporation's Board of Directors, to wit:

WHEREAS, Hongqiang Xu, Zhiguo Tan and Qieping Zhang ("Shareholders") previously executed subscription agreements for the aggregate purchase of 24 million shares at a price equal to the par value of the shares for cash or $2,400 in the aggregate;

WHEREAS, that Board of Directors recognizes the contributions of to the organization of the Corporation and desires to waive the cash subscription amount and credit the Shareholders with an equivalent value for services rendered to the Corporation; and

RESOLVED, that the Board of Directors hereby agrees to credit the Shareholders $800 each for services rendered to the Corporation to offset like amounts of subscription monies due the Corporation for the purchase of the 24 million shares.

This written consent may be executed in multiple counterparts and signed copies may be faxed to the Corporation in lieu of originally signed documents.

DATED as of this 8th day of June 2011.


/s/ Hongqiang Xu
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Hongqiang Xu, Director


/s/ Zhiguo Tan
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Zhiguo Tan, Director


/s/ Qieping Zhang
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Qieping Zhang, Director